Exhibit 99.1

Intercont (Cayman) Limited Announces Pricing of Its Initial Public Offering

Hong Kong, March 27, 2025 (GLOBE NEWSWIRE) – Intercont (Cayman) Limited (“Intercont” or the “Company”), a global shipping enterprise with plans for seaborne pulping operations, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares (the “Ordinary Shares”), at a public offering price of $7.00 per share. The Company expects to receive total gross proceeds of $10,500,000 from the Offering, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on March 28, 2025, New York time, under the ticker symbol “NCT”.

In addition, the Company has granted the underwriters an option, within 45 days from the closing of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover the over-allotment option.

The Offering is expected to close on March 31, 2025, subject to the satisfaction of customary closing conditions.

Intercont intends to use the net proceeds from this offering to, among other things, (i) increase its working capital and financial flexibility to expand its fleet, procure raw materials, fund marketing activities, and other general corporate purposes, (ii) develop onboard pulp manufacturing technologies to improve yields, (iii) engage professionals to promote the maritime environmental, social and governance matters, industrialization process and explore the related commercial opportunities in the market, and (iv) expand the Company’s research and development team, marketing team, and manufacturing team.

The Offering is being conducted on a firm commitment basis. Kingswood Capital Partners, LLC is acting as the sole book-runner (the “Underwriter’) for the Offering. Jun He Law Offices LLC is acting as U.S. securities counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Representative, in connection with the Offering.

A registration statement on Form F-1 (File No 333-282394) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 27, 2025. The Offering is being made only by means of a prospectus forming a part of the registration statement relating to the Offering. Copies of the prospectus related to the Offering may be obtained, when available, from Kingswood Capital Partners, LLC by standard mail to 126 E 56th Street, Suite 22S New York, NY, or by email at info@kingswoodus.com, or by telephone at +1-800-535-6981. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Intercont (Cayman) Limited

Intercont (Cayman) Limited is a global shipping enterprise with plans for seaborne pulping operations. Under a visionary management team, Intercont is dedicated to providing customers with efficient and environmentally friendly transportation solutions through innovative business models and technology.

For more information, please visit: https://www.intercontcayman.com.

Forward Looking Statement

This press release contains statements of a forward-looking nature. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Underwriter:

Kingswood Capital Partners, LLC

126 E 56th Street, Suite 22S, New York, NY

Email: info@kingswoodus.com

Telephone: +1-800-535-6981

Investor Relations:

DragonRider

Email: yuhuiyong@dragonrider.com.cn

Telephone: +86-152-6882-9069

At the Company:

Intercont (Cayman) Limited

investorrelations@intercontcayman.com

+852-3848-1720